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PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN*

ANDREW L. FOSTER*

CHI T. STEVE KWOK*

EDWARD H.P. LAM ♦*

HAIPING LI*

RORY MCALPINE♦

JONATHAN B. STONE*

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

*  (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN'S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com October 30, 2019	BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Confidential

Ms. Barbara Jacobs

Mr. Michael C. Foland

Mr. Stephen Krikorian

Ms. Morgan Youngwood

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C., 20549

Re:	Molecular Data Inc.

Response to the Staff’s Comments on the Amendment to Draft

Registration Statement on Form F-1 Confidentially Submitted on September 10, 2019

CIK No. 0001758736

Dear Ms. Jacobs, Mr. Foland, Mr. Krikorian, and Ms. Youngwood,

On behalf of our client, Molecular Data Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 30, 2019 on the Company’s amendment to draft registration statement on Form F-1 confidentially submitted on September 10, 2019 (the “Draft Registration Statement”).

Securities and Exchange Commission

October 30, 2019

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

In response to the Staff’s request on October 2, 2019 via electronic mail, the Company has provided the Staff supplementally, under separate cover, a copy of the updated report from Frost & Sullivan for review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 94

1.

Your revised disclosures in response to prior comment 1 indicates that you believe that your current cash and cash equivalents, your anticipated cash flows from operations, and potential debt and equity financing will be sufficient to meet your anticipated working capital requirements and capital expenditures for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to any potential debt and equity financing. In addition, tell us in detail how you evaluated whether there were conditions and events, considered in the aggregate, that raise substantial doubt about your ability to continue as a going concern consistent with the guidance in ASC 205-4050. Revise your filing to provide the information required by ASC 205-40-50-12 through 50-14, as necessary.

The Company respectfully advises the Staff that the management has reviewed the operation plans and cash flow projections, the Company will be able to conduct planned operations using only currently available capital resources without relying on any potential debt and equity financing for at least 12 months. In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Revised Draft Registration Statement.

In addition, the Company will be able to meet its obligations as they become due within one year after the issuance date of the financial statements and there were no conditions or events that raise substantial doubt about its ability to continue as

Securities and Exchange Commission

October 30, 2019

a going concern in accordance with the guidance ASC 205-40-50 based on the analysis below:

a) The net cash flow used in operating activities for the six months ended June 30, 2019 decreased to RMB2.2 million (US$0.3 million) from RMB47.8 million for the six months ended June 30, 2018, and the Company expect that the net cash flow used in operating activities will further decrease in the foreseeable future.

b) As of June 30, 2019, the Company’s net current assets were RMB12.5 million (US$1.8 million) and the amount of its cash and cash equivalent was RMB17.9 million (US$2.6 million), which is sufficient to support its estimated operating cash demand for the next 12 months.

c) There are no conditional or unconditional obligations other than the Company’s current liabilities that would be due or anticipated within one year after the issuance date of the financial statements. There are no provisions that would cause any long-term debt to become due immediately.

d) The Company expects that its revenues and gross profit will continue to improve with the new value-added services, and net loss will decrease as a result of the Company’s continuing efforts in expanding its market and shifting focus towards high-margin chemicals.

e) The Company has no significant capital expenditure commitment within one year after the issuance date of the financial statements.

As a result, no additional information disclosure is required in accordance with ASC 205-40-50-12 through 50-14.

*        *         *

Securities and Exchange Commission

October 30, 2019

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Henry Song, partner at Ernst & Young Hua Ming LLP, by telephone at +86 21 2228 2054 or via email at henry.song@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Dongliang Chang, Founder and Chairman of the Board of Directors,

Molecular Data Inc.

Zheng Wang, Chief Executive Officer, Molecular Data Inc.

Zhaohong Li, Chief Financial Officer, Molecular Data Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Henry Song, Partner, Ernst & Young Hua Ming LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP